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                            October 11, 2022

       Paul Falconer
       Chief Executive Officer
       LNPR GROUP INC.
       5190 Neil Rd. Ste. 430
       Reno, NV 89502

                                                        Re: LNPR GROUP INC.
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form 10
                                                            Filed September 12,
2022
                                                            File No. 000-54171

       Dear Paul Falconer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to comments in our August 8, 2022 letter.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amended Form 10 filed September 12, 2022

       General

   1. Please update your disclosure wherever you discuss the HFCAA to reflect that on August
                                                        26, 2022, the PCAOB
signed a Statement of Protocol with the China Securities
                                                        Regulatory Commission
and the Ministry of Finance of the PRC to allow the PCAOB to inspect and investigate
completely registered pubic accounting firms headquartered in
                                                        China and Hong Kong,
consistent with the HFCAA, and that the PCAOB will be required to reassess its
determinations by the end of 2022.
   2. We note the statement in your response letter that the company, which is incorporated in
                                                        Colorado with principal
offices in Nevada, no longer has ties to China, Hong Kong, or
                                                        Macau. You state that
this is due to the sale of a 51% ownership to Mr. Emerson, the
 Paul Falconer
LNPR GROUP INC.
October 11, 2022
Page 2
      resignations of two officers and directors, and Mr. Kung's location in Malaysia instead of
      Hong Kong. With a view to clarifying disclosure, please advise us of the business reason for retaining the auditor located in China.
3. We note your response to comment 8 and the representation regarding your auditor.
      Please revise to include the statement in your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNamePaul Falconer
                                                           Division of
Corporation Finance
Comapany NameLNPR GROUP INC.
                                                           Office of Real
Estate & Construction
October 11, 2022 Page 2
cc:       Brian Higley, Esq.
FirstName LastName